

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2025

David R. Bailey
President and Chief Executive Officer
Orthopediatrics Corp
2850 Frontier Drive
Warsaw, Indiana 46582

>   **Re: Orthopediatrics Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2024**
>   **File No. 001-38242**

Dear David R. Bailey:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Industrial Applications and Services